Exhibit 99.1

N E W S   R E L E A S E

Talisman Energy Reports
 $838 Million Cash Flow in Third Quarter
Adds 170,000 Acres of Land in Pennsylvania Marcellus & Montney Shale
Expanded Exploration Position in Papua New Guinea

CALGARY, Alberta – November 3, 2009 – Talisman Energy Inc. reported its operating and financial results for the third quarter of 2009.

•	Cash flow[1] during the quarter was $838 million, a decrease from $1.7 billion a year ago, primarily due to lower prices. Year-to-date cash flow was $3 billion.
•	Net income was $30 million, down from $1.4 billion a year earlier, also driven by lower commodity prices and the impact of prior year hedging gains.
•	Earnings from continuing operations were $155 million, compared to $125 million in the second quarter and $654 million in the third quarter of 2008.
•	Production averaged 401,000 boe/d, 9% below the third quarter of 2008. Year-to-date, production from continuing operations averaged 412,000 boe/d, 2% above last year.
•	Netbacks were down 52% from a year earlier, averaging $27.16/boe, with both oil and natural gas prices significantly lower due to the global economic slowdown.
•	Net debt[1] at quarter end was $1.9 billion, down from $3.9 billion at December 31, 2008.
•
The Company has added over 170,000 net acres of high quality land in the Pennsylvania Marcellus and Montney shale plays, investing approximately $570 million, the majority of it subsequent to September 30.

•
Production from the Pennsylvania Marcellus shale play was over 50 mmcf/d at the end of October. A total of 31 gross wells have been drilled year-to-date and a third rig has been added, with plans to move to six rigs by year end.

•	The Company intends to move segments of its Montney shale play into commercial development early next year.
•	In Southeast Asia, the Northern Fields dry gas system was fully commissioned and 30 successful development wells have been drilled year-to-date.
•	Talisman drilled two successful appraisal sidetrack wells in the Shaw oil discovery in the North Sea and successfully appraised the Situche discovery in Peru.
•	Talisman has completed a number of transactions towards expanding its exploration position in Papua New Guinea.
•	Talisman declared a semi-annual dividend of 11.25 cents per share, payable on December 31, 2009 to shareholders of record at the close of business on December 11.

1 The terms “cash flow”, “earnings from continuing operations” and “net debt” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

“The Company made significant advances in strategy implementation during the quarter,” said John A. Manzoni, President and Chief Executive Officer. “We have added substantial amounts of high quality unconventional acreage in North America. In Southeast Asia, we have taken our first steps towards building a material onshore natural gas position in Papua New Guinea.

“We continue to be very excited by results from our unconventional gas programs, particularly in the Pennsylvania Marcellus, where we will increase to six rigs toward year end. Production is currently over 50 mmcf/d and, on average, our expected ultimate recovery estimate has increased to 3.5 bcf per well.  We are drilling and completing wells at US$4.3 million per well.

“We have doubled our Tier 1 acreage position, which we define as having an expected full cycle breakeven of approximately $4/mcf.  We have added 90,000 acres in the Marcellus in Pennsylvania at a cost of approximately US$3,250 per acre, bringing our Tier 1 position to 180,000 net acres with about 1,800 net drilling locations.

“In the Montney shale, we expect to drill 20 pilot wells this year and are now ready to move segments of our Montney shale play to commercial development early next year. We have also doubled our Tier 1 landholdings in the Montney shale adding over 80,000 net acres at a cost of about C$3,500 per net acre.  We now hold 166,000 net Tier 1 acres with approximately 3,000 net drilling locations.

“As part of our program to accelerate the transition into unconventional gas we are restructuring our North American organization into separate Conventional and Shale divisions, recognizing the different strategic objectives and different business models for each. We will continue to review options to release capital from our portfolio of conventional assets, including additional sales, depending on market conditions.

“Founded on our continued success and results to date, these steps represent an important milestone in the implementation of our unconventional gas strategy in North America.

“The other major strategic initiative during the quarter was the acquisition of a number of onshore blocks in Papua New Guinea where the Company sees opportunities to add substantial discovered and prospective gas resources. Talisman now has interests in eight blocks covering in excess of five million gross acres both onshore and offshore, containing several significant gas discoveries.

“Other highlights for the quarter include the acquisition of highly prospective exploration acreage in Indonesia (offshore North Sumatra) and Malaysia (offshore Sabah). We have successfully sidetracked a well to appraise our previously announced Shaw discovery in the UK and have successfully appraised the Situche discovery in Peru.

“Production in Southeast Asia was up 22% over a year ago with new production records continuing to be set at the Corridor operation in Indonesia. We have successfully commissioned the dry gas and compression systems in our Northern Fields project offshore Malaysia/Vietnam and have completed 30 development wells in the project. Development planning for the early production scheme in Vietnam is progressing well.

“North Sea volumes were affected by a number of planned, as well as some unplanned, shutdowns for maintenance during the quarter. The Affleck field came onstream during the quarter and several successful development wells were completed. Progress continues on the Auk North, Auk South, Burghley and Yme development projects.

“Year to date, Talisman’s total production from continuing operations is up 2% over 2008. As expected, production was lower in the quarter, which is typical during a period of high plant turnarounds for maintenance. Production is expected to increase in the fourth quarter.

“Production guidance for the year was 430,000 boe/d, with downside limited to 5%. The reason for the downside was the uncertainty associated with estimating the impact of ongoing non-core asset sales. Excluding asset sales in Trinidad and the Netherlands, which were included in our guidance estimates, we expect to sell an additional 8,000 boe/d on an annualized basis. We now expect overall production for the year will average between 423,000 – 426,000 boe/d.

“The financial results in this quarter reflect a substantially lower price environment than a year ago.  We generated approximately $840 million in cash flow and net income was $30 million.  Earnings from continuing operations, which strips out certain non-operational items, were $155 million, up from $125 million in the second quarter, but down from $654 million a year earlier.

“As a result of land acquisition and accelerated drilling programs in North America, and successful sidetracks and testing in several of our exploration wells, total cash capital spending this year is expected to be approximately $4.5 billion, versus an original plan of $3.6 billion. Our cash position allows us to move forward with this accelerated program and I am very comfortable we will continue to maintain a very strong financial position going forward.

“In summary, we are continuing to make good progress in our strategy implementation and have now secured sufficient running room in our unconventional acreage for Talisman to grow sustainably into the future. We are making good progress on building our Southeast Asian portfolio and the international exploration strategy is also showing early signs of success.”

 Financial Highlights

	Three months ended		Nine months ended
September 30,	2009	2008	2009	2008
Cash flow ($ million)	838	1,675	3,042	4,598
Cash flow per share[2]	0.83	1.65	3.00	4.52
Cash flow from continuing operations ($ million)	828	1,551	2,959	4,231

Net income ($ million)	30	1,425	548	2,317
Net income per share	0.03	1.40	0.54	2.28

Earnings from continuing operations ($ million)	155	654	564	1,850
Earnings from continuing operations per share [2]	0.15	0.64	0.55	1.82

Average shares outstanding (million)	1,015	1,018	1,015	1,018

Cash flow during the quarter was $838 million compared to $1,675 million a year earlier. The main reason for the decrease has been a significant fall in oil and gas prices, resulting in a 52% reduction in netbacks. The price impact was partially offset by lower royalties and cash taxes and realized gains on commodity derivatives. Relative to the second quarter, cash flow decreased by $62 million primarily due to production decreases.

Year-to-date, Talisman has generated $3 billion in cash flow, down from $4.6 billion in 2008.

2 The terms “cash flow per share” and “earnings from continuing operations per share” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

Earnings from continuing operations totalled $155 million during the quarter, versus $654 million a year earlier primarily due to reduced commodity prices. By way of comparison, earnings from continuing operations were $125 million in the second quarter.

Net income for the quarter was $30 million compared to $1.4 billion a year earlier. The main reason for the difference was the fall in commodity prices, lower production, increased stock-based compensation expense and higher unrealized gains on commodity derivatives in the previous year.

Dry hole expense was $84 million during the quarter, a $53 million decrease compared to the same period of 2008. Exploration and development spending was $889 million during the quarter, bringing the total to $2.7 billion for the year.

Talisman’s net long-term debt at September 30 was $1.9 billion, down from $3.9 billion at year end. The reduction was primarily due to proceeds from asset dispositions that closed during the first half of 2009. The majority of the $570 million spent on unconventional land is not reflected in Talisman’s net debt or cash position at September 30.

Production

	Three months ended		Nine months ended
September 30,	2009	2008	2009	2008
Oil and liquids (bbls/d)	192.293	231.420	212.949	222.486
Natural gas (mmcf/d)	1,253	1,268	1,271	1,253
Total (mboe/d)	401	443	425	431

Continuing operations (mboe/d)	395	419	412	402

Year-to-date, production from continuing operations averaged 412,000 boe/d,  an increase of 2%, as a result of higher volumes in Southeast Asia and Scandinavia.  Production from continuing operations averaged 395,000 boe/d during the quarter, a decrease of 6% over the third quarter of 2008, due principally to decreased liquids volumes in the UK.

Netbacks

	Three months ended		Six months ended
September 30,	2009	2008	2009	2008
Sales	50.29	88.00	47.36	85.31
Hedging loss	-	(0.11)	-	(0.24)
Royalties	8.16	16.26	6.74	15.49
Transportation	1.41	1.56	1.37	1.41
Operating expenses	13.56	13.88	12.93	13.66
Netback ($/boe)	27.16	56.19	26.32	54.51

Oil and liquids netback ($/bbl)	38.20	71.88	35.17	70.63
Natural gas netback ($/mcf)	2.82	6.51	2.90	6.22

WTI oil prices averaged US$68.30/bbl during the quarter, up from US$59.62/bbl in the second quarter, but well below US$118/bbl a year ago. North American natural gas prices continued to weaken, with NYMEX averaging US$3.41/mmbtu compared to US$10.09/mmbtu a year ago.

Netbacks in the third quarter averaged $27.16, down 52% from a year earlier. Royalty expenses totalled $264 million (15%), down $318 million from $582 million (18%) in the corresponding quarter for 2008, due to reduced commodity prices.

North America

Production in North America averaged approximately 163,000 boe/d in the quarter, down 11% from the same period in 2008 and 5% lower than the previous quarter, largely due to dispositions, as well as planned maintenance and an unplanned shutdown at Monkman. Production from continuing operations was down 7% over the same period in 2008, reflecting a shift in development focus from conventional areas to unconventional plays, as well as natural declines. Production from new shale areas increased 40% from the second quarter.

Talisman’s non-core asset sales in Western Canada during the quarter are expected to generate proceeds of approximately C$300 million when the transactions close.

During the quarter, North America capital expenditures totaled $366 million, with $357 million focused on unconventional natural gas areas. During the first nine months of the year, Talisman participated in 116 gross wells (75 net), with 106 gross wells in unconventional plays.

The Company has invested approximately $570 million over the past few months, doubling its Tier 1 landholdings in the Pennsylvania Marcellus and Montney shale plays. Talisman defines Tier 1 properties as high quality acreage, with an expected full cycle breakeven of approximately $4/ mcf. The Company currently holds approximately 350,000 net acres of Tier 1 acreage in the Pennsylvania Marcellus and Montney shale plays with the potential for 4,800 net drilling locations.

In the Pennsylvania Marcellus shale, nine wells were brought on during the quarter, bringing the total to 17 operated wells on production.  Talisman currently has three horizontal rigs operating, with plans to increase this to six rigs by year end. The Company has drilled 31 gross wells (27 net) in the first nine months of the year and expects to drill approximately 60 horizontal wells this year.

Marcellus wells continue to exceed expectations, with current production volumes over 50 mmcf/d (sales gas) and 30 day initial production rates from the last six wells averaging 5 mmcf/d or greater.

Drilling and completion (D&C) costs are down to US$4.3 million per well and average expected ultimate recovery rates (EURs) have increased to 3.5 bcf per well, with the last five wells displaying EURs of 6 bcf.

In New York, draft guidelines dealing with horizontal natural gas wells have been issued.  The Company is currently reviewing these guidelines.

The Company expects to drill 20 pilot wells (11 horizontal) in the Montney shale this year. As a result of the successful pilot program, Talisman expects to move segments of the Montney shale play to commercial development early next year.

In the Montney Core, Talisman has drilled 27 Montney/Doig horizontal wells to date.  In the Pouce Coupe area, two pads have been completed and one pad brought onstream in the third quarter. The Company’s well execution performance continues to improve, with D&C costs for the last two wells averaging $3.7 million each.

In Quebec, Talisman spudded its first horizontal pilot well and is on track to spud an additional horizontal well before year end.  Vertical wells drilled to complete the land earning requirements tested with encouraging results.

In October, the decision was made to reorganize Talisman’s North American business into two main businesses, Shale and Conventional. This will help Talisman accelerate its transition towards becoming a major North American unconventional natural gas producer. As part of this acceleration process, the Company is considering additional sales of conventional assets, depending on market conditions.

UK

Production from continuing operations in the UK averaged approximately 74,000 boe/d during the quarter, down 33% from the same period in 2008 and down 21% from the second quarter. A number of major planned shutdowns were completed, reducing UK production by approximately 14,000 boe/d during the third quarter.  There were also a number of unplanned shutdowns due to operational issues, which have now been resolved.

At Burghley, Auk North and Auk South, Talisman continues to progress its developments on schedule and on budget.  At Burghley, a development well commenced drilling in the quarter.  At Auk North, a second development well was completed.  The non-operated Affleck field came onstream in mid-August.

Scandinavia

Production from continuing operations in Scandinavia averaged approximately 36,000 boe/d during the quarter, up 6% over the third quarter of 2008 and down 5% from the second quarter of 2009.  Production during the third quarter was down due to planned shutdowns at Armada, the host facility for Rev, and at Gyda.  Rev East came onstream at the end of the quarter and Rev is now at full gross production capacity of approximately 22,000 boe/d.

Successful development wells were drilled at Brage and Veslefrikk.  A successful infill well was also completed at Varg, with a further well to be drilled before the end of the year.

Work continues to progress at the Yme project.   Two successful development wells were completed during the quarter and installation of the subsea facilities was completed in October.  First oil from the field is expected in the second half of 2010.

Southeast Asia

In Southeast Asia, production averaged 114,000 boe/d, 22% higher than the same period last year and 8% above the last quarter. Indonesian production averaged 66,900 boe/d, 18% higher than the same period last year and 3% higher than the last quarter, driven primarily by increased gas sales from the Corridor Block. In Malaysia/Vietnam, production averaged 36,100 boe/d, 8% above than the same period last year and 17% higher than the previous period, mainly due to increased oil and dry gas volumes from Northern Fields and the successful incremental oil recovery (IOR) program in Southern Fields.

Production from Corridor reached a new record high of 333 mmcf/d (net to Talisman) during the quarter as demand continues to grow in several key sales markets.

At the Tangguh Liquefied Natural Gas (LNG) facility, commissioning continued throughout the quarter.

In Malaysia, commissioning of the dry gas and compression systems in the Northern Fields was completed during the quarter.  Gas production from the Northern Fields averaged 55 mmcf/d gross sales during the quarter, with liquids production averaging approximately 9,700 bbls/d. To date, 30 development wells have been drilled on Northern Fields with 100% success.

In the Southern Fields, the fifth of six wells in the IOR Phase One program is currently being drilled.  The IOR program contributed approximately 3,000 bbls/d during the quarter.

In Vietnam, production averaged 3,600 bbls/d, 19% lower than the previous period, due to natural declines and one shut-in well.  The Company continued the appraisal of the HSD discovery in Block 15-2/01 in Vietnam. The HST/HSD early production scheme field development plan is currently being progressed for sanctioning in the first half of 2010 and the Outline Development Plan has been submitted to the government for approval.

Production in Australia was approximately 7,100 bbls/d, 126% higher than the same period last year and 52% higher than the last period, due to riser and flowline repairs being completed and a new infill well drilled in the Corallina field.

Sanction of the field development plan for the Kitan discovery in the Australia/East Timor area is expected in fourth quarter with first oil planned for the second half of 2011.

Other Operating Areas

In North Africa, production from continuing operations averaged 13,800 boe/d, down 13% compared to the same period a year ago, mainly due to continued OPEC production restrictions. Two development wells at EMK were drilled during the quarter.

The Company is in negotiations for the sale of its assets in Tunisia.

International Exploration

International exploration spending during the third quarter was approximately $144 million.

The Company drilled two successful appraisal sidetracks to its Shaw oil discovery well in Block 22/22a, in the UK, the first of which tested at 7,700 boe/d.  Shaw is estimated to contain discovered oil initially in place in excess of 100 million barrels. Talisman is reviewing options for a development via its operated Montrose/Arbroath facilities.  The development will likely include upgrades to the host facility to improve operating efficiency and to enhance recovery from the Montrose/Arbroath reservoirs.

In Malaysia, Talisman was recently awarded two highly prospective exploration blocks offshore Sabah.  The blocks, SB 309 and SB 310, cover 5,815 square kilometres and 7,271 square kilometres, respectively, and are located in water depth less than 100 metres. The blocks give Talisman exposure to under-explored, shallow water acreage in a proven petroleum system.

In Indonesia, Talisman was awarded the Andaman III Block, offshore North Sumatra.  This is an under-explored, deep water block, which offers material gas and condensate potential.  3D seismic will be acquired prior to drilling in 2012.

In Vietnam, the HSD-4X well has recently finished drilling. The well was production tested in the basement and a second test was conducted in the Oligocene.  The HSD basement appraisal program will continue with the HSD-5X well, which is expected to spud in November

In June, Talisman announced the acquisition of Rift Oil PLC, whose main interests are two exploration licences in the Foreland Basin in Papua New Guinea (PNG).  This acquisition is a key component of our gas aggregation strategy for PNG, where the Company sees the opportunity to add significant discovered and prospective onshore gas resources to its existing Pandora gas discovery offshore in the Gulf of Papua.

In September, Talisman completed the acquisition of a subsidiary of Horizon Oil Limited for interests in Blocks PRL 4 and 5 in the PNG Foreland gas fairway.  Since quarter end, Talisman completed a farm-in with New Guinea Energy on two neighbouring, highly prospective exploration blocks, PPL 268 and PPL 269, adjacent to both the Rift and Horizon acreage.

In the Kurdistan region of northern Iraq, the Kurdamir-1 well, which spud in early May, is currently drilling. Talisman has signed an agreement for an operated interest in Block K9, located north of Block K44 and adjacent to Heritage Oil’s Miran West well.  Talisman is committed to a 2D seismic program, with an option to exit in 18 months.

In Colombia, following the successful testing campaign on Huron-1 in the Niscota Block, the well has been suspended and the Company is currently acquiring 3D seismic over the discovery.

The Situche discovery on Block 64 in Peru was successfully appraised with the Situche Central 3X well.  The well encountered oil shows in the upper reservoir and a sidetrack well was recently commenced.  The Company has also started acquisition of a 3D seismic program in Block 101.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia.  The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:

David Mann, Vice-President	Christopher J. LeGallais, Vice-President
Corporate & Investor Communications	Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210	Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com	E-mail: tlm@talisman-energy.com

21-09

Forward-Looking Information

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

•	business strategy and plans;
•	expected production;
•	planned capital spending;
•	planned drilling, expected recovery estimates and drilling locations in the Marcellus;
•	target breakeven costs, planned drilling, expected timing of development and drilling locations in the Montney;
•	planned drilling in Quebec;
•	expected first oil from Yme;
•	HST/HSD development plan;
•	plans in PNG;
•	expected production restrictions in North Africa;
•	planned sale of assets in Tunisia;
•	planned timing of seismic and drilling in Indonesia;
•	expected sanctioning and first oil at the Kitan discovery;
•	expected proceeds from planned dispositions of non-core assets; and
•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Each of the forward-looking information listed above are based on Talisman’s 2009 capital program announced on January 13, with the revisions described herein. The material assumptions supporting the 2009 capital program, as revised, are: (1) 2009 annual production between 423,000 – 426,000 boe/d; (2) a US$60/bbl WTI oil price for 2009, and (3) a US$4/mmbtu NYMEX natural gas price for 2009. 2009 production estimates are subject to the timing of development activities and include the anticipated completion of planned dispositions. The completion of any planned disposition is contingent on various factors including market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals of such dispositions.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release.  The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
•	risks and uncertainties involving geology of oil and gas deposits;
•	the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	the impact of the economy and credit crisis on the ability of the counterparties to the Company’s commodity price derivative contracts to meet their obligations under the contracts;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	the outcome and effects of any future acquisitions and dispositions;

•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing and changes in capital markets;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•	changes in general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and
•	results of the Company’s risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors, which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC).

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Oil and Gas Information

In this news release, Talisman also discloses discovered oil initially in place.  Discovered oil initially in place is that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. It includes that quantity of gas that is estimated, as of a given date, to be contained in known accumulations, prior to production. There is no certainty that it will be commercially viable to produce any portion of the discovered oil initially in place.

Gross Production

Where not otherwise indicated, production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts. US readers may refer to the table headed “Continuity of Proved Net Reserves” in Talisman’s Annual Information Form dated March 9, 2009 for a statement of Talisman’s net production volumes.

Boe conversion

Throughout this news release, barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead.

Canadian Dollars and GAAP

Dollar amounts are presented in Canadian dollars unless otherwise indicated. Unless otherwise indicated, financial information is presented in accordance with Canadian generally accepted accounting principles that may differ from generally accepted accounting principles in the US. Talisman’s Consolidated Financial Statements as at and for the year ended December 31, 2008, which were filed with Canadian and US securities authorities on March 5, 2009, contain information concerning differences between Canadian and US generally accepted accounting principles.

Non-GAAP Financial Measures

Included in this news release are references to financial measures commonly used in the oil and gas industry, such as cash flow, cash flow per share, earnings from continuing operations, earnings from continuing operations per share and net debt. These terms are not defined by GAAP in either Canada or the US. Consequently, these are referred to as non-GAAP measures. Talisman’s reported cash flow, cash flow per share, earnings from continuing operations, earnings from continuing operations per share and net debt may not be comparable to similarly titled measures by other companies.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and between peer companies that use different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company’s performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. A reconciliation of cash provided by operating activities to cash flow follows.

($ million, except per share amount)	Three months ended		Nine months ended
September 30,	2009	2008	2009	2008
Cash provided by operating activities	747	1,735	2,977	4,585
Changes in non-cash working capital	91	(60)	65	13
Cash flow[2]	838	1,675	3,042	4,598
Less: Cash provided by discontinued operations[1]	10	124	83	367
Cash flow from continuing operations[1,2]	828	1,551	2,959	4,231
Cash flow per share[1,2]	0.83	1.65	3.00	4.52
Cash flow from continuing operations per share[1,2]	0.82	1.52	2.92	4.16
1. Comparatives restated for operations classified as discontinued since September 30, 2008.
2. This is a non-GAAP measure.

Earnings from continuing operations are calculated by adjusting the Company’s net income per the financial statements, for certain items of a non-operational nature, on an after-tax basis. The Company uses this information to evaluate performance of core operational activities on a comparable basis between periods. Earnings from continuing operations per share are earnings from continuing operations divided by the average number of common shares outstanding during the period. A reconciliation of net income to earnings from continuing operations follows.

 ($ million, except per share amounts)
	Three months ended		Nine months ended
September 30,	2009	2008	2009	2008
Net income	30	1,425	548	2,317
Operating income from discontinued operations	6	87	56	253
Gain (loss) on disposition of discontinued operations	11	(5)	1,007	83
Net income from discontinued operations[5]	17	82	1,063	336
Net income (loss) from continuing operations[5]	13	1,343	(515)	1,981
Unrealized (gains) losses on financial instruments [1] (tax adjusted)	33	(467)	884	(72)
Stock-based compensation expense (recovery)[2] (tax adjusted)	71	(214)	174	(33)
Future tax (recovery) of unrealized foreign exchange losses on net foreign denominated debt [3]	38	(8)	21	(26)
Earnings from continuing operations [4]	155	654	564	1,850
Per share [4]	0.15	0.64	0.55	1.82
1.	Unrealized losses on financial instruments relate to the change in the period of the mark-to-market value of the Company’s outstanding held-for-trading financial instruments
2.
Stock-based compensation expense relates principally to the mark-to-market value of the Company’s outstanding stock options and cash units at September 30.  The Company’s stock-based compensation expense is based principally on the difference between the Company’s share price and its stock options or cash units exercise price

3.	Tax adjustments reflect future taxes relating to unrealized foreign exchange gains and losses associated with the impact of fluctuations in the Canadian dollar on net foreign denominated debt.
4.	This is a non-GAAP measure.
5.	Comparatives restated for operations classified as discontinued subsequent to September 30, 2008.

This calculation does not reflect differing accounting policies and conventions between companies. All amounts are reported on an after-tax basis.

Net debt is calculated by adjusting the Company’s long-term debt per the financial statements for bank indebtedness and cash and cash equivalents.  The Company uses this information to assess its true debt position since cash could potentially be used to pay down long-term debt.

($ million)
	September 30 2009	December 31 2008
Long-term debt	3,851	3,961
Bank indebtedness	69	81
Cash and cash equivalents	(2,007)	(91)
Net Debt	1,913	3,951

Talisman Energy Inc.
Highlights
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
Financial
(millions of C$ unless otherwise stated)
Cash flow[1]	838	1,675	3,042	4,598
Net income	30	1,425	548	2,317
Exploration and development expenditures	889	1,426	2,814	3,493
Per common share (C$)
Cash flow[1]	0.83	1.65	3	4.52
Net income	0.03	1.4	0.54	2.28
Production
(daily average)
Oil and liquids (bbls/d)
North America	31,372	40,971	36,283	40,461
UK	71,300	103,644	87,859	92,828
Scandinavia	30,067	31,451	32,018	32,401
Southeast Asia	45,145	34,623	40,222	35,894
Other	14,409	20,731	16,567	20,902
Total oil and liquids	192,293	231,420	212,949	222,486
Natural gas (mmcf/d)
North America	790	860	808	865
UK	14	37	21	37
Scandinavia	38	18	44	19
Southeast Asia	411	353	398	332
Total natural gas	1,253	1,268	1,271	1,253
Total mboe/d2	401	443	425	431
Prices[3]
Oil and liquids (C$/bbl)
North America	60.17	104.1	52.46	96.82
UK	74.59	115.11	65.22	112.41
Scandinavia	76.53	112.39	66.53	113.47
Southeast Asia	74.3	117.52	66.52	117.78
Other	71.45	115.24	66.15	119.02
Total oil and liquids	72.24	113.17	63.56	111.21
Natural gas (C$/mcf)
North America	4.05	9.18	4.65	9.11
UK	3.24	10.06	4.8	9.47
Scandinavia	4.83	7.72	6.54	6.73
Southeast Asia	6.92	12.37	6.12	11.11
Total natural gas	5.01	10.08	5.18	9.62
Total (C$/boe)[2]	50.29	88	47.36	85.31

1.	Cash flow and cash flow per share are non-GAAP measures.
2.	Barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil.
3.	Prices are before hedging.

Includes the results from continuing and discontinued operations.

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

	September 30	December 31
(millions of C$)	2009	2008
		(restated -
Assets		note 2)
Current
Cash and cash equivalents (note 16)	2,007	91
Accounts receivable	1,133	2,419
Inventories	141	181
Prepaid expenses	24	17
Assets of discontinued operations (note 2)	21	220
	3,326	2,928

Other assets (note 5)	260	234
Goodwill (note 4)	1,256	1,251
Property, plant and equipment	18,569	18,636
Assets of discontinued operations (note 2)	493	1,226
	20,578	21,347
Total assets	23,904	24,275

Liabilities
Current
Bank indebtedness	69	81
Accounts payable and accrued liabilities	1,926	1,875
Income and other taxes payable	282	468
Current portion of long-term debt (note 8)	11	-
Future income taxes	50	300
Liabilities of discontinued operations (note 2)	2	94
	2,340	2,818

Deferred credits	54	51
Asset retirement obligations (note 6)	1,948	1,954
Other long-term obligations (note 7)	235	173
Long-term debt (note 8)	3,840	3,961
Future income taxes	3,933	4,007
Liabilities of discontinued operations (note 2)	81	161
	10,091	10,307

Contingencies and commitments (note 15)

Shareholders' equity
Common shares, no par value (note 9)
Authorized: unlimited
Issued and outstanding:
2009 - 1,015 million (December 2008 - 1,015 million)	2,374	2,372
Contributed surplus	134	84
Retained earnings	9,399	8,966
Accumulated other comprehensive loss	(434)	(272)
	11,473	11,150
Total liabilities and shareholders' equity	23,904	24,275

Prior period balances have been restated to reflect the financial position of discontinued operations.

Talisman Energy Inc.
Consolidated Statements of Income and Loss
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(millions of C$)	2009	2008	2009	2008
		(restated)		(restated)

Revenue
Gross sales	1,771	3,219	5,371	9,203
Hedging loss	-	(4)	-	(28)
Gross sales, net of hedging	1,771	3,215	5,371	9,175
Less royalties	264	582	777	1,634
Net sales	1,507	2,633	4,594	7,541
Other	29	28	89	84
Total revenue	1,536	2,661	4,683	7,625

Expenses
Operating	494	494	1,506	1,449
Transportation	51	62	158	163
General and administrative	79	58	242	195
Depreciation, depletion and amortization	610	595	2,005	1,713
Dry hole	84	137	380	272
Exploration	74	101	202	272
Interest on long-term debt	54	45	144	125
Stock-based compensation (recovery) (note 10)	98	(297)	249	(37)
(Gain) loss on held-for-trading financial instruments (note 11)	(98)	(567)	270	31
Other, net (note 12)	(79)	(109)	25	(131)
Total expenses	1,367	519	5,181	4,052
Income (loss) from continuing operations before taxes	169	2,142	(498)	3,573
Taxes
Current income tax	161	409	468	1,133
Future income tax (recovery)	(26)	354	(511)	299
Petroleum revenue tax	21	36	60	160
	156	799	17	1,592
Net income (loss) from continuing operations	13	1,343	(515)	1,981
Net income from discontinued operations (note 2)	17	82	1,063	336
Net income	30	1,425	548	2,317

Per common share (C$):
Net income (loss) from continuing operations	0.01	1.32	(0.51)	1.95
Diluted net income (loss) from continuing operations	0.01	1.30	(0.51)	1.91
Net income from discontinued operations	0.02	0.08	1.05	0.33
Diluted net income from discontinued operations	0.02	0.08	1.05	0.32
Net income	0.03	1.40	0.54	2.28
Diluted net income	0.03	1.38	0.54	2.23
Average number of common shares outstanding (millions)	1,015	1,018	1,015	1,018
Diluted number of common shares outstanding (millions)	1,035	1,033	1,015	1,037

Prior period balances have been restated to reflect the financial position of discontinued operations.

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended September 30		Nine months ended September 30
(millions of C$)	2009	2008	2009	2008
		(restated -		(restated -
		see note 2)		see note 2)
Operating
Net income (loss) from continuing operations	13	1,343	(515)	1,981
Items not involving cash (note 14)	741	107	3,272	1,978
Exploration	74	101	202	272
	828	1,551	2,959	4,231
Changes in non-cash working capital	(91)	60	(65)	(13)
Cash provided by continuing operations	737	1,611	2,894	4,218
Cash provided by discontinued operations	10	124	83	367
Cash provided by operating activities	747	1,735	2,977	4,585

Investing
Capital expenditures
Exploration, development and other	(882)	(1,375)	(2,644)	(3,320)
Property acquisitions	(222)	(64)	(278)	(439)
Proceeds of resource property dispositions	44	38	104	38
Changes in non-cash working capital	197	(221)	(157)	13
Discontinued operations, net of capital expenditures	-	(65)	1,850	128
Cash used in investing activities	(863)	(1,687)	(1,125)	(3,580)

Financing
Long-term debt repaid	(174)	(766)	(970)	(3,130)
Long-term debt issued	-	844	1,249	1,874
Common shares purchased	-	-	-	1
Acquisition of common shares for performance share plan	-	(68)	-	(68)
Common share dividends	-	-	(115)	(102)
Deferred credits and other	7	(2)	14	12
Changes in non-cash working capital	(1)	(1)	1	(4)
Cash provided by (used in) financing activities	(168)	7	179	(1,417)
Effect of translation on foreign currency cash and cash equivalents	(73)	5	(93)	24
Net increase (decrease) in cash and cash equivalents	(357)	60	1,938	(388)
Cash and cash equivalents net of bank indebtedness, beginning of period	2,305	73	10	521
Cash and cash equivalents net of bank indebtedness, end of period	1,948	133	1,948	133

Cash and cash equivalents (note 16)	2,007	154	2,007	154
Cash and cash equivalents reclassified to discontinued operations	10	-	10	-
Bank indebtedness	69	21	69	21
Cash and cash equivalents net of bank indebtedness, end of period	1,948	133	1,948	133

Prior period balances have been restated to reflect the financial position of discontinued operations.

Segmented Information

	North America (1)				UK				Scandinavia
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
(millions of C $)	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Revenue
Gross sales	445	1,052	1,432	2,993	484	970	1,606	2,753	224	347	678	993
Hedging	-	-	-	-	-	(4)	-	(28)	-	-	-	-
Royalties	54	186	186	530	1	6	4	11	-	-	-	-
Net sales	391	866	1,246	2,463	483	960	1,602	2,714	224	347	678	993
Other	22	22	69	67	6	7	17	15	-	1	2	2
Total revenue	413	888	1,315	2,530	489	967	1,619	2,729	224	348	680	995
Segmented expenses
Operating	131	140	422	409	226	236	655	681	79	64	215	200
Transportation	17	17	44	51	10	16	33	34	11	10	36	28
DD&A	269	280	807	790	165	162	618	473	77	88	266	261
Dry hole	36	102	165	169	-	33	30	59	(2)	1	61	43
Exploration	29	48	65	112	6	11	13	23	4	18	16	43
Other	(17)	(78)	(25)	(84)	11	6	6	6	1	-	5	3
Total segmented expenses	465	509	1,478	1,447	418	464	1,355	1,276	170	181	599	578
Segmented income (loss) before taxes	(52)	379	(163)	1,083	71	503	264	1,453	54	167	81	417
Non-segmented expenses
General and administrative
Interest on long-term debt
Stock-based compensation (recovery)
Currency translation
(Gain) Loss on held-for-trading financial instruments
Total non-segmented expenses
Income (loss) from continuing
operations before taxes
Capital expenditures
Exploration	254	555	562	954	40	26	130	104	11	33	139	123
Development	114	188	324	473	135	153	425	463	136	199	384	500
Midstream	(2)	3	28	34	-	-	-	-	-	-	-	-
Exploration and development	366	746	914	1,461	175	179	555	567	147	232	523	623
Property acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures (4)
Property, plant and equipment			8,171	8,357			4,490	4,738			2,057	1,745
Goodwill			214	215			293	306			636	601
Other			2,421	835			224	253			178	153
Discontinued operations			347	896			-	165			132	93
Segmented assets			11,153	10,303			5,007	5,462			3,003	2,592
Non-segmented assets
Total assets (5)

					(1) North America				2009	2008	2009	2008
					Canada				385	823	1,227	2,349
					US				28	65	88	181
					Total revenue				413	888	1,315	2,530
					Canada						7,299	7,556
					US						872	801
					Property, plant and equipment (5)						8,171	8,357

					(4) Excluding corporate acquisitions.
					(5) Current year represents balances as at September 30, prior year represents balances as at December 31.

Segmented Information

	Southeast Asia (2)				Other (3)				Total
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
(millions of C $)	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Revenue
Gross sales	555	803	1,375	2,088	63	47	280	376	1,771	3,219	5,371	9,203
Hedging	-	-	-	-	-	-	-	-	-	(4)	-	(28)
Royalties	189	365	466	889	20	25	121	204	264	582	777	1,634
Net sales	366	438	909	1,199	43	22	159	172	1,507	2,633	4,594	7,541
Other	-	-	-	-	1	(2)	1	-	29	28	89	84
Total revenue	366	438	909	1,199	44	20	160	172	1,536	2,661	4,683	7,625
Segmented expenses
Operating	54	54	185	143	4	-	29	16	494	494	1,506	1,449
Transportation	11	17	39	44	2	2	6	6	51	62	158	163
DD&A	93	63	285	174	6	2	29	15	610	595	2,005	1,713
Dry hole	40	1	90	1	10	-	34	-	84	137	380	272
Exploration	16	11	44	37	19	13	64	57	74	101	202	272
Other	3	1	3	4	(2)	-	10	(4)	(4)	(71)	(1)	(75)
Total segmented expenses	217	147	646	403	39	17	172	90	1,309	1,318	4,250	3,794
Segmented income (loss) before taxes	149	291	263	796	5	3	(12)	82	227	1,343	433	3,831
Non-segmented expenses
General and administrative									79	58	242	195
Interest on long-term debt									54	45	144	125
Stock-based compensation (recovery)									98	(297)	249	(37)
Currency translation									(75)	(38)	26	(56)
(Gain) Loss on held-for-trading financial instruments									(98)	(567)	270	31
Total non-segmented expenses									58	(799)	931	258
Income (loss) from continuing
operations before taxes									169	2,142	(498)	3,573
Capital expenditures
Exploration	54	42	179	219	39	24	156	76	398	680	1,166	1,476
Development	78	138	364	330	12	1	24	2	475	679	1,521	1,768
Midstream	-	-	-	-	-	-	-	-	(2)	3	28	34
Exploration and development	132	180	543	549	51	25	180	78	871	1,362	2,715	3,278
Property acquisitions									227	65	322	454
Proceeds on dispositions									(44)	(89)	(143)	(89)
Other non-segmented									11	13	34	42
Net capital expenditures (4)									1,065	1,351	2,928	3,685
Property, plant and equipment			3,019	2,984			832	814			18,569	18,636
Goodwill			113	129			-	-			1,256	1,251
Other			339	304			110	127			3,272	1,672
Discontinued operations			-	-			35	292			514	1,446
Segmented assets			3,471	3,417			977	1,233			23,611	23,005
Non-segmented assets											293	1,270
Total assets (5)											23,904	24,275

					(2) Southeast Asia				2009	2008	2009	2008
					Indonesia				187	278	491	737
					Malaysia				115	142	266	379
					Vietnam				25	-	78	-
					Australia				39	18	74	83
					Total revenue				366	438	909	1,199
					Indonesia						862	990
					Malaysia						1,233	1,277
					Vietnam						413	470
					Papua New Guinea						289	-
					Australia						222	247
					Property, plant and equipment (5)						3,019	2,984

					(3) Other				2009	2008	2009	2008
					Algeria				44	20	160	172
					Total revenue				44	20	160	172
					Algeria						186	221
					Other						646	593
					Property, plant and equipment (5)						832	814